UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 27, 2016

Fortress Biotech, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35366	20-5157386
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Gansevoort Street, 9th Floor

New York, New York

(Address of principal executive offices)

(781) 652-4500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On April 27, 2016, Fortress Biotech, Inc. (“Fortress”), FBIO Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Fortress (“Acquisition Sub”), and National Holdings Corporation, a Delaware corporation (“NHLD”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of NHLD by Acquisition Sub.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Fortress has agreed to cause Acquisition Sub to commence a tender offer (the “Offer”) as promptly as practicable and in no event later than 30 days after the date the Financial Industry Regulatory Authority (“FINRA”) declares the application required under NASD Rule 1017 regarding the potential change of control of the broker-dealer subsidiaries of NHLD as substantially complete, for all of the issued and outstanding shares of NHLD’s common stock, par value $0.02 per share (the “Shares”), at a purchase price of $3.25 per share in cash, net to the seller in cash but subject to any required withholding of taxes (the “Offer Price”).

NHLD’s board of directors has approved the Merger Agreement and is remaining neutral and making no recommendation to the NHLD stockholders as to whether to accept the Offer and tender their Shares pursuant to the Offer.

The obligation of Fortress and Acquisition Sub to consummate the Offer is subject to a number of conditions, including (i) no denial by FINRA of the application regarding the potential change of control of the broker-dealer subsidiaries of NHLD or no imposition by FINRA of any material restrictions or limitations on the broker-dealer subsidiaries of NHLD as a result of the transactions contemplated by the Merger Agreement; (ii) the absence of a material adverse effect with respect to NHLD; and (iii) certain other customary conditions. The consummation of the Offer is not subject to any financing condition or any condition regarding any minimum number of Shares being validly tendered in the Offer.

Following the completion of the Offer and subject to the terms and conditions of the Merger Agreement, including the condition that there shall have been, as of the expiration of the Offer, or the subsequent offering period, if applicable, validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares then owned by Parent and its controlled affiliates, represents at least 80% of all then-outstanding Shares (the “Merger Condition”), Acquisition Sub will merge with and into NHLD, with NHLD surviving as a wholly owned subsidiary of Fortress (the “Merger”), pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without any additional stockholder approvals. If the Merger Condition is satisfied, the Merger will be effected as promptly as practicable following the purchase by Acquisition Sub of Shares validly tendered and not withdrawn in the Offer.

At the effective time of the Merger, if any, each Share outstanding immediately prior to the effective time of the Merger (excluding those Shares that are held by (i) Fortress, Acquisition Sub or any other direct or indirect wholly owned subsidiary of Fortress, (ii) Shares owned by NHLD or any direct or indirect wholly owned subsidiary of NHLD and (ii) stockholders of NHLD who properly exercised their dissenters’ rights under the DGCL) will have the right to receive the Offer Price.

Fortress and NHLD have made customary representations, warranties and covenants in the Merger Agreement, including covenants (i) to promptly effect all registrations, filings and submissions required pursuant to any required governmental approvals, the Securities Exchange Act of 1934 and other applicable laws with respect to the Offer and the Merger; and (ii) to use their reasonable best efforts to take all appropriate action to consummate and effectuate the Offer, the Merger (if applicable) and the other transactions contemplated by the Merger Agreement.

NHLD would responsible for a termination fee of $1,820,281 and Fortress would be responsible for a termination fee of $4,375,000 if the Merger Agreement is terminated under certain circumstances as indicated in the Merger Agreement. NHLD and Fortress would also be responsible to reimburse the other party for certain transaction expenses up to a maximum of $750,000 if the Merger Agreement is terminated under certain circumstances as indicated in the Merger Agreement.

2

Pursuant to the Merger Agreement, in the event the Merger Condition is not satisfied, NHLD will remain a publicly-traded company. In such event, shareholders post-tender offer will receive from NHLD a five year warrant per held share to purchase an additional share of NHLD common stock at $3.25. NHLD will distribute the warrant to its holders of record as of a date not later than 90 days following the closing of the tender. NHLD shareholders who did not tender and are still holders of record as of such date will receive the warrant. The Warrants will be issued under a warrant agreement, substantially in the form attached as Exhibit A to the Merger Agreement.

If, upon closing of the Offer, the Merger Condition is not satisfied, the size of the board of directors of the Company will be reduced from eleven directors to seven directors, and Fortress will be entitled to appoint five members to the board of directors of NHLD. If the Merger Condition is satisfied, then upon the closing of the Offer, the size of the board of directors of NHLD will be reduced from eleven directors to five directors, and Fortress will be entitled to appoint three members to the board of directors of NHLD, and upon closing of the Merger, Fortress will be entitled to appoint all five members to the board of directors of NHLD. In connection with the execution and delivery of the Merger Agreement, NHLD has provided Fortress signed, irrevocable letters of resignation from all current members of the board of directors of NHLD that will become effective based on the circumstances set forth above. Additionally, NHLD has provided Fortress resolutions of the board of directors of NHLD appointing the individuals selected by Fortress into the vacancies created on the board of directors of NHLD as a result of the resignations described above.

The foregoing description of the Offer, the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been incorporated herein by reference to provide information regarding its terms.

Support Agreement

In connection with the execution and delivery of the Merger Agreement, certain officers and directors of NHLD (and certain of their affiliates) who are also stockholders of NHLD, entered into a support and voting agreement (the “Support Agreement”) pursuant to which during the term of such agreement, such stockholder has agreed to certain actions in support of the transactions contemplated by the Merger Agreement and will, at every meeting of the stockholders of NHLD called for such purpose, and at every adjournment or postponement thereof (or in any other circumstances upon which a vote, consent or approval is sought, including by written consent), not vote any of his, her or its Shares at such meeting in favor of, or consent to, and will vote against and not consent to, the approval of any (i) alternative acquisition proposal made by a third party, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of NHLD or any other extraordinary transaction involving NHLD other than the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or (iii) corporate action, the consummation of which would prevent or materially delay the consummation of any of the transactions contemplated by the Merger Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a form of which is attached hereto as Exhibit 10.28 and incorporated herein by reference. The Support Agreement has been incorporated herein by reference to provide information regarding its terms.

Stockholder Rights Agreement

In connection with the execution and delivery of the Merger Agreement, Acquisition Sub and NHLD have entered into a stockholders rights agreement that will become effective in the event that the Merger Condition is not satisfied (the “Stockholders Rights Agreement”). Pursuant to the Stockholders Rights Agreement, if as of the closing of the Offer, Acquisition Sub and its affiliates own at least 35% of all then outstanding Shares, Acquisition Sub and its affiliates will be prohibited for a certain period of time from initiating or proposing certain actions with respect to NHLD, including certain going-private transactions, business combinations and reverse stock-split with respect to the Shares. The Stockholders Rights Agreement also provides Acquisition Sub certain director nomination rights with respect to the board of directors of NHLD. Commencing with the 2016 annual meeting of the stockholders of NHLD and continuing through the third anniversary of the closing of the Offer, for so long as Acquisition Sub holds any Shares, Acquisition Sub will have the right to designate for nomination by the board of directors of NHLD or its committee all directors to be elected at any annual or special meeting of the stockholders of NHLD.

3

The foregoing description of the Stockholder Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholder Rights Agreement, which is attached hereto as Exhibit 10.29 and incorporated herein by reference. The Stockholder Rights Agreement has been incorporated herein by reference to provide information regarding its terms.

Voting Agreement

In connection with the execution and delivery of the Merger Agreement, certain officers and directors of NHLD (and certain of their affiliates) who are also stockholders of NHLD, have entered into a voting agreement (the “Voting Agreement”) with Fortress and Acquisition Sub pursuant to which, if the Merger Condition is not satisfied, each of them will irrevocably grant Fortress and Acquisition Sub such stockholder’s proxy to vote all of such stockholder’s Shares beneficially owned at the time of such vote at the 2016 annual meeting of the stockholders of NHLD, and at any adjournment or postponement thereof, in favor of the individuals nominated by Acquisition Sub to NHLD’s board of directors as provided in the stockholder rights agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a form of which is attached hereto as Exhibit 10.30 and incorporated herein by reference. The Voting Agreement has been incorporated herein by reference to provide information regarding its terms.

On April 28, 2016, Fortress and NHLD issued a press release to announce the Offer, the Merger and the other transactions contemplated by the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d) EXHIBITS.

2.1	Agreement and Plan of Merger by and among Fortress Biotech, Inc., FBIO Acquisition, Inc., and National Holdings Corporation, dated April 27, 2016.

10.28	Form of Support and Voting Agreement by and among Fortress Biotech, Inc., FBIO Acquisition, Inc., and certain officers and directors (and certain of their affiliates) of National Holdings Corporation.

10.29	Stockholder Rights Agreement by and between National Holdings Corporation and FBIO Acquisition, Inc., dated April 27, 2016.

10.30	Form of Voting Agreement by and among Fortress Biotech, Inc., FBIO Acquisition, Inc., and certain officers and directors (and certain of their affiliates) of National Holdings Corporation.

99.1	Press Release dated April 28, 2016.

4

Important Additional Information

The Offer described in this current report on Form 8-K has not yet commenced, and this current report on Form 8-K is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the offer is commenced, Fortress will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents with the Securities and Exchange Commission (the “Commission”), and NHLD will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer with the Commission. The offer to purchase the Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. SECURITY HOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to investors and security holders at no expense to them. The tender offer statement and the solicitation/recommendation statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

In addition to the tender offer statement, Fortress files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information filed by Fortress at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Fortress’ filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.

Forward-Looking Statements

This current report on Form 8-K contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 and are based on current expectations that involve a number of risks and uncertainties. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements about the planned completion of the Offer and the Merger. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statement, many of which are outside of the control of management. These factors include, but are not limited to: (i) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (ii) successful completion of the proposed transaction on a timely basis; (iii) uncertainties as to how many of the holders of Shares will tender their shares into the Offer; (iv) the impact of regulatory reviews on the proposed transaction; (v) the outcome of any legal proceedings that may be instituted against one or both of Fortress and NHLD and others following the announcement of the Merger Agreement; (vi) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; and (vii) other factors described in Fortress’ filings with the Commission, including the reports on Forms 10-K, 10-Q, and 8-K. Except to the extent required by applicable law, neither Fortress undertakes any obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 28, 2016

FORTRESS BIOTECH, INC.

/s/ Lindsay A. Rosenwald, MD
Name:	Lindsay A. Rosenwald, MD
Title:	CEO and President